Exhibit (a)(5)(ii)

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BlackRock Debt Strategies Fund, Inc.

Announces Commencement of Tender Offer

New York, March 15, 2019 – BlackRock Debt Strategies Fund, Inc. (the “Fund”) (NYSE: DSU) announced that it has today commenced a tender offer (the “Tender Offer”).

As previously announced, the Fund will purchase for cash up to 5% of its outstanding shares of common stock, at a price equal to 98% of the net asset value (“NAV”) per share as determined as of the close of the regular trading session of the New York Stock Exchange on the first business day after the Tender Offer expires. The Tender Offer will expire on April 15, 2019 at 5:00 p.m. Eastern time, unless otherwise extended.

The terms and conditions of the Tender Offer are set forth in the Issuer Tender Offer Statement and related Letter of Transmittal that have been filed with the Securities and Exchange Commission (the “SEC”).

Important Notice

This press release is for informational purposes only and shall not constitute an offer or a solicitation to buy any common shares. The offer to purchase Fund common shares is being made only pursuant to an offer on Schedule TO. COMMON SHAREHOLDERS ARE URGED TO READ THE OFFER TO PURCHASE AND ANY SOLICITATION/RECOMMENDATION STATEMENT REGARDING THE TENDER OFFER, AS THEY MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, BECAUSE THEY CONTAIN IMPORTANT INFORMATION THAT HOLDERS OF COMMON SHARES SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. Common shareholders may obtain a free copy of any of these statements and other documents filed with the SEC at the website maintained by the SEC at www.sec.gov or by directing such requests to the Fund.

About the Fund

The Fund is a diversified, closed-end investment company whose primary investment objective is to seek to provide current income by investing primarily in a diversified portfolio of U.S. companies’ debt instruments, including corporate loans, which are rated in the lower rating categories of the established rating services (BBB or lower by S&P’s or Baa or lower by Moody’s) or unrated debt instruments, which are in the judgment of the investment adviser of equivalent quality, and secondary investment objective is to provide capital appreciation.

Common shares of closed-end investment companies often trade at a discount to their NAVs, and the Fund’s common shares may also trade at a discount to their NAV, although it is possible that they may trade at or at a premium above NAV. The market price of the Fund’s common shares is determined by such factors as relative demand for and supply of such common shares in the market, the Fund’s NAV, general market and economic conditions and other factors beyond the control of the Fund. Therefore, the Fund cannot predict whether its common shares will trade at, below or above NAV.

About BlackRock

BlackRock helps investors build better financial futures. As a fiduciary to our clients, we provide the investment and technology solutions they need when planning for their most important goals. As of December 31, 2018, the firm managed approximately $5.98 trillion in assets on behalf of investors worldwide. For additional information on BlackRock, please visit www.blackrock.com | Twitter: @blackrock | Blog: www.blackrockblog.com | LinkedIn: www.linkedin.com/company/blackrock.

Availability of Fund Updates

BlackRock will update performance and certain other data for the Fund on a monthly basis on its website in the “Closed-end Funds” section of www.blackrock.com as well as certain other material information as necessary from time to time. Investors and others are advised to check the website for updated performance information and the release of other material information about the Fund. This reference to BlackRock’s website is intended to allow investors public access to information regarding the Fund and does not, and is not intended to, incorporate BlackRock’s website in this release.

Forward-Looking Statements

This press release, and other statements that BlackRock or a Fund may make, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act, with respect to the Fund’s or BlackRock’s future financial or business performance, strategies or expectations. Forward-looking statements are typically identified by words or phrases such as “trend,” “potential,” “opportunity,” “pipeline,” “believe,” “comfortable,” “expect,” “anticipate,” “current,” “intention,” “estimate,” “position,” “assume,” “outlook,” “continue,” “remain,” “maintain,” “sustain,” “seek,” “achieve,” and similar expressions, or future or conditional verbs such as “will,” “would,” “should,” “could,” “may” or similar expressions.

BlackRock cautions that forward-looking statements are subject to numerous assumptions, risks and uncertainties, which change over time. Forward-looking statements speak only as of the date they are made, and BlackRock assumes no duty to and does not undertake to update forward-looking statements. Actual results could differ materially from those anticipated in forward-looking statements and future results could differ materially from historical performance.

With respect to the Fund, the following factors, among others, could cause actual events to differ materially from forward-looking statements or historical performance: (1) changes and volatility in political, economic or industry conditions, the interest rate environment, foreign exchange rates or financial and capital markets, which could result in changes in demand for the Fund or in the Fund’s net asset value; (2) the relative and absolute investment performance of the Fund and its investments; (3) the impact of increased competition; (4) the unfavorable resolution of any legal proceedings; (5) the extent and timing of any distributions or share repurchases; (6) the impact, extent and timing of technological changes; (7) the impact of legislative and regulatory actions and reforms, including the Dodd-Frank Wall Street Reform and Consumer Protection Act, and regulatory, supervisory or enforcement actions of government agencies relating to the Fund or BlackRock, as applicable; (8) terrorist activities, international hostilities and natural disasters, which may adversely affect the general economy, domestic and local financial and capital markets, specific industries or BlackRock; (9) BlackRock’s ability to attract and retain highly talented professionals; (10) the impact of BlackRock electing to provide support to its products from time to time; (11) the impact of problems at other financial institutions or the failure or negative performance of products at other financial institutions; (12) continued implementation of the Fund’s discount management program and board approval of any subsequent repurchases pursuant to the discount management program, and the method of execution thereof; and (13) changes to the expected discount threshold percentage or share repurchase amounts pursuant to the Fund’s discount management program.

Annual and Semi-Annual Reports and other regulatory filings of the Fund with the SEC are accessible on the SEC’s website at www.sec.gov and on BlackRock’s website at www.blackrock.com, and may discuss these or other factors that affect the Fund. The information contained on BlackRock’s website is not a part of this press release.

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